SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)


                              Westergaard.com, Inc.
                             ----------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    957556103
                                 ---------------
                                 (CUSIP Number)


                               Louis Taubman, Esq.
                            225 Broadway, Suite 1200
                            New York, New York 10007
                                 (212) 732-7184
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                September 3, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                           CUSIP Number 957556103
                                        ---------

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(1)      Name of Reporting Persons:      Westergaard, LLC

     S.S. or I.R.S. Identification Nos. of above persons:
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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
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(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization:  [New York]

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Number of Shares           (7) Sole Voting Power:       48 %
Beneficially Owned
By Each Reporting          (8) Shared Voting Power:      0
Person With
                           (9) Sole Dispositive Power:  48 %

                          (10) Shared Dispositive Power: 0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by
       Each Reporting Person:  5,587,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11):  48%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions):  00

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Westergaard.com, Inc., a Delaware corporation.

The Company's principal offices are located at business at 225 Broadway, Suite 1200, New York, New York 10007.

Item 2.  Identity and Background.

This statement is filed by Westergaard, LLC., a New York Limited Liability Company with its principal place of business at 225 Broadway, Suite 1200, New York, New York 10007.

Item 3.  Source and Amount of Funds or Other Consideration.

John Westergaard, founding member of the Limited Liability Company ("the LLC"), contributed 5,587,000 of his shares of Westergaard.com, Inc., to the LLC. The LLC did not pay money for these shares.

Item 4. Purpose of Transaction

The LLC., seeks to develop an operating business for Westergaard.com, Inc. The shares of Westergaard.com, Inc., held by the LLC., may be used to vote in favor of a merger, acquisition, or similar transaction.

Item 5.  Interest in Securities of the Issuer

(a) Westergaard, LLC., controls 5,587,000 of the 11,948,445 of the outstanding shares of the Company.

(b) The shares held by Westergaard, LLC., shall have sole power to vote or to direct the vote and sole power to dispose of direct the disposition.

(c) No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 3(D).

(d) No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)  n/a

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

n/a

Item 7.  Material to Be Filed as Exhibits.

n/a

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 11, 2002
       ----------------------------------------------------

Signature: /s/ Anne H. Straton
            -----------------------------------------------

Name/Title: Anne H. Straton
            -----------------------------------------------
            President and Treasurer
            -----------------------------------------------